UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

TIBCO Software Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88632Q 10 3

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No.88632Q 10 3

1.	Names of Reporting Persons. Vivek Ranadivé
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ Not applicable.
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,273,023*
	6.	Shared Voting Power 2,350,000**
	7.	Sole Dispositive Power 10,273,023*
	8.	Shared Dispositive Power 2,350,000**
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,623,023***
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 7.6%****
12.	Type of Reporting Person (See Instructions) IN

*	Consists of 5,980,970 shares owned by Vivek Ranadivé as of 12/31/13; 3,998,303 shares underlying stock options exercisable by Mr. Ranadivé within 60 days of 12/31/13; 237,500 shares of unvested restricted stock over which Mr. Ranadivé has voting power; and 56,250 shares underlying performance based restricted stock units owned by Mr. Ranadivé and vesting within 60 days of 12/31/13.
**	Consists of an aggregate of 2,350,000 shares, which have been irrevocably transferred to trusts for Mr. Ranadivé’s family and children as follows: 100,000 shares owned by each of three separate trusts in the names of Mr. Ranadivé’s three children and 2,050,000 shares owned by a family generation-skipping trust. Mr. Ranadivé is a co-trustee of each of these trusts.
***	Consists of 5,980,970 shares owned by Vivek Ranadivé as of 12/31/13; 3,998,303 shares underlying stock options exercisable by Mr. Ranadivé within 60 days of 12/31/13; 237,500 shares of unvested restricted stock over which Mr. Ranadivé has voting power; 56,250 shares underlying performance based restricted stock units owned by Mr. Ranadivé and vesting within 60 days of 12/31/13; and an aggregate of 2,350,000 shares held by irrevocable trusts for each of Mr. Ranadivé’s three children and in a family generation-skipping trust.
****	Based on 163,214,127 shares of common stock outstanding as of 12/31/13; 3,998,303 shares underlying stock options exercisable by Mr. Ranadivé within 60 days of 12/31/13; and 56,250 shares underlying performance based restricted stock units owned by Mr. Ranadivé and vesting within 60 days of 12/31/13.

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer: TIBCO Software Inc.
(b)	Address of Issuer’s Principal Executive Offices:	3303 Hillview Avenue
Palo Alto, CA 94304

Item 2.

(a)	Name of Person Filing: Vivek Ranadivé
(b)	Address of Principal Business Office or, if none, Residence:	c/o TIBCO Software Inc. 3303 Hillview Avenue Palo Alto, CA 94304

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 88632Q 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 12,623,023***.

(b)	Percent of class: 7.6%****.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 10,273,023*.

(ii)	Shared power to vote or to direct the vote 2,350,000 **.

(iii)	Sole power to dispose or to direct the disposition of 10,273,023*.

(iv)	Shared power to dispose or to direct the disposition of 2,350,000 **.

Page 3 of 5 pages

*	Consists of 5,980,970 shares owned by Vivek Ranadivé as of 12/31/13; 3,998,303 shares underlying stock options exercisable by Mr. Ranadivé within 60 days of 12/31/13; 237,500 shares of unvested restricted stock over which Mr. Ranadivé has voting power; and 56,250 shares underlying performance based restricted stock units owned by Mr. Ranadivé and vesting within 60 days of 12/31/13.
**	Consists of an aggregate of 2,350,000 shares, which have been irrevocably transferred to trusts for Mr. Ranadivé’s family and children as follows: 100,000 shares owned by each of three separate trusts in the names of Mr. Ranadivé’s three children and 2,050,000 shares owned by a family generation-skipping trust. Mr. Ranadivé is a co-trustee of each of these trusts.
***	Consists of 5,980,970 shares owned by Vivek Ranadivé as of 12/31/13; 3,998,303 shares underlying stock options exercisable by Mr. Ranadivé within 60 days of 12/31/13; 237,500 shares of unvested restricted stock over which Mr. Ranadivé has voting power; 56,250 shares underlying performance based restricted stock units owned by Mr. Ranadivé and vesting within 60 days of 12/31/13; and an aggregate of 2,350,000 shares held by irrevocable trusts for each of Mr. Ranadivé’s three children and in a family generation-skipping trust.
****	Based on 163,214,127 shares of common stock outstanding as of 12/31/13; 3,998,303 shares underlying stock options exercisable by Mr. Ranadivé within 60 days of 12/31/13; and 56,250 shares underlying performance based restricted stock units owned by Mr. Ranadivé and vesting within 60 days of 12/31/13.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2014
Date

/s/ Vivek Ranadivé
Signature

Vivek Ranadivé, Chairman & Chief Executive Officer
Name/Title

Page 5 of 5 pages